SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                         For the month of October, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F
                   ---------                  ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
         Yes               No     X
             ---------        ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A



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This Form 6-K consists of:

The announcement of the resolutions of the Fourth meeting of the Third session of the board of directors of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on October 11, 2006.



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                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        China Petroleum & Chemical Corporation



                                                               By: /s/ Chen Ge
                                                                   -----------

                                                                 Name: Chen Ge

                                    Title: Secretary to the Board of Directors



Date: October 12, 2006


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                               [GRAPHIC OMITTED]

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (Stock Code: 386)

 Announcement of the Resolutions of the Fourth Meeting of the Third Session of
                             the Board of Directors

                       (Overseas Regulatory Announcement)


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China Petroleum & Chemical Corporation and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accepts full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

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The notice of the convening of the fourth meeting (the "Meeting") of the Third
Session of the Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp") was issued in writing on 29 September 2006. The Meeting was convened by way of written resolutions on 10 October 2006, at which the resolutions relating to the joint investment and construction of the Hainan Project by Sinopec Corp and an overseas subsidiary wholly-owned by China Petrochemical Corporation ("Sinopec Group") was considered and reviewed. The convening of the Meeting complies with the relevant provisions of the PRC laws and regulations and the Articles of Association of Sinopec Corp. As two of the directors of Sinopec Corp, Mr. Chen Tonghai and Mr. Zhou Yuan hold certain positions in Sinopec Group, they abstained from voting at the Meeting. The remaining nine directors of Sinopec Corp with voting rights have all signed the written resolutions to approve the transaction.

                                       1
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The directors who signed the written resolutions (including the independent non-executive directors) passed the following resolutions:

    1. THAT Sinopec Corp and an overseas subsidiary wholly-owned by Sinopec Group will jointly inject capital into SINOPEC Hainan Petrochemical Co Ltd for the construction of the Hainan Project (the "Transaction"). Considering the facts mentioned above and the terms of the Transaction, each of the directors (including the independent non-executive directors) unanimously believe that:

        (1) the Transaction was entered into in the ordinary and usual course of business of Sinopec Corp;

        (2)   the Transaction was conducted on normal commercial terms; and

        (3) the terms of the Transaction was fair and reasonable and in the interests of Sinopec Corp and all of its shareholders as a whole.

         According to the approval of the National Development and Reform Commission, the total investment and the registered capital of SINOPEC Hainan Petrochemical Co Ltd is RMB11.956 billion and RMB 3.986 billion respectively. Sinopec Corp and the said subsidiary of Sinopec Group will respectively subscribe for 75% (i.e. RMB2.9895 billion) and 25% of the equity interests hereof;

    2. THAT the major terms of the Articles of Association and the Joint Venture Contract of SINOPEC Hainan Petrochemical Co Ltd were approved;

    3. THAT Sinopec Corp may, in proportion to its equity ratio in SINOPEC Hainan Petrochemical Co Ltd, provide guarantee for the loan facility in respect of the Hainan Project according to financing arrangements of SINOPEC Hainan Petrochemical Co Ltd; and

    4. THAT the Chairman of the Board or any director authorized by the Chairman of the Board is authorized to sign any documents in relation to the Hainan Project.

    Prior approval from the independent non-executive directors has been obtained for the above resolutions.



                                     For and on behalf of the Board of Directors
                                          China Petroleum & Chemical Corporation
                                                                         Chen Ge
                                             Secretary to the Board of Directors


Beijing, PRC, 11 October 2006


As at the date of this announcement, the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang; the non-executive directors are Messrs. Chen Tonghai, Zhou Yuan, Fan Yifei and Yao Zhongmin; the independent non-executive directors are Messrs. Shi Wanpeng, Liu Zhongli and Li Deshui.